SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25



                                             NOTIFICATION OF LATE FILING

         (Check One):    |X| Form 10-K  |_| Form 11-K |_| Form 20F |_| Form 10-Q
                         |_| Form N-SAR

         For Period Ended: December 31, 2004

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q

|_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

|_| Transition Report on Form 11-K


         For the Transition Period Ended:
                                          -------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             Registrant Information

Full name of registrant: , Inc.

Former name if applicable: N/A

Address of principal executive office (Street and number):
400 Gold SW, Suite 1000

City, state and zip code:  Albuquerque, New Mexico  87102

                                     Part II
                             Rule 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to the recent acquisition of Pluto Communications International, AS, which has caused a delay in preparing the financial statements for the quarter ended December 31, 2004, the Registrant respectfully requests an extension of the filing date of its Annual Report on Form 10-KSB for the year ended December 31, 2004.


                                     PART IV
                               Other Information

      1. Name and telephone number of person to contact in regard to this notification: Richard A. Urrea (505) 240-0000 (Name) (Area code) (Telephone number)

      2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            |X| Yes |_| No

      3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


ACQUISITION OF ASSETS AND LOSS ON ASSET IMPAIRMENT

Effective November 17, 2004, Nexicon, Inc.("the Company") entered into a merger agreement with Pluto Communications International, AS ("Pluto"), a Norwegian company, that provides a range of billing and customer care solutions for telecommunication carriers and service providers via their "Charon " billing and customer care real-time, client/server system. The business combination has been accounted for as a purchase. In exchange for all of the issued and outstanding common shares of Pluto, the Company issued 5,010,496 shares of its common stock valued at $500,549. The shares were valued at $.0999 per share, the fair market value at November 17, 2004.
The purchase price was allocated as follows:

                  Current assets                      $      84,613
                  Property and equipment                      34,353
                  Other assets                                 6,653
                  Current liabilities                       (129,797)
                                                      --------------
                  Net liabilities acquired            $       (4,178)
                                                      ==============

The assets acquired and liabilities assumed were recorded at the historical basis of Pluto. The excess of the purchase price paid over the value of the assets acquired of $504,727 has been recorded as purchased research and development and charged to operations during the period ended December 31, 2004.


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

The following unaudited summarized pro forma information assumes the acquisition had occurred on January 1, 2004.

                  Net sales                          $    849,672
                                                     ============
                  Net (loss)                         $ (4,471,458)
                                                     ============
                  (Loss) per share:
                    basic and diluted                $      (0.05)
                                                     ============







                                  Nexicon, Inc.
                                  -------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 31, 2005                          By: /s/ Richard  Urrea
                                                   -----------------
                                                       Richard A. Urrea,
                                                       Chief Executive Officer



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